JinkoSolar Announces Issuance of One-Year Short-Term Bonds of RMB300 Million

SHANGHAI, April 24, 2012 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a vertically integrated solar power product manufacturer with cost efficient operations based in China, today announced that JinkoSolar Co., Ltd. (“Jiangxi Jinko”), one of the Company’s wholly owned subsidiaries, successfully issued unsecured one-year short-term bonds with a principal amount of RMB300 million on April 23, 2012. The bonds bear a fixed annual interest rate of 6.3%, lower than the current benchmark one-year lending rate of 6.56% and will mature on April 23, 2013.

The bonds were previously registered with the PRC National Association of Financial Market Institutional Investors. Industrial Bank acted as the lead underwriter and bookrunner for the bonds with standby commitment. All of the proceeds from the issuance of the bonds will be used as working capital.

Relevant legal documentation, including the offering circular and issuance announcement are published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn).

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a vertically integrated solar power product manufacturer with cost efficient operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S., Queensland, Australia, Ontario, Canada, Bologna, Italy, Montpellier, France and Zug, Switzerland. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon ingots, silicon wafers, solar cells and solar modules as of December 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market; including Germany, Italy, France, Cyprus, Belgium, Spain, the United States, Eastern Europe, China and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, JinkoSolar's ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar's operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers. Further information regarding these and other risks is included in JinkoSolar's public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 18, 2012, as amended on April 19, 2012. All information provided in this press release is as of April 24, 2012. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6106 1792

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5826 4939

Email: carnell@christensenIR.com

In the U.S.:

Mr. Jeff Bloker

Christensen

Tel: +1 480 614 3003

Email: jbloker@christensenIR.com